EXHIBIT 99.1
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                           VIKING ENERGY ROYALTY TRUST
                            CHANGE OF AUDITOR NOTICE


This notice is given pursuant to Section 4.11 of National Instrument 51-102 of the Canadian securities regulatory authorities.

Viking Holdings Inc. ("VHI"), as administrator of Viking Energy Royalty Trust ("VERT"), hereby confirms that:


     1. following a review of its audit services including the solicitation of proposals, the Audit Committee of the Board of Directors of VHI considered and recommended to the Board of Directors of VHI the resignation of Deloitte & Touche LLP, Chartered Accountants, of Calgary, Alberta as the auditor of VERT (the "Former Auditor") as well as the appointment of PricewaterhouseCoopers LLP, Chartered Accountants, of Calgary, Alberta as their successor (the "Successor Auditor"), and the Board of Directors of VHI considered and approved the requesting of a resignation from the Former Auditor and the appointment of the Successor Auditor;

     2. At the request of the Board of Directors of VHI, Deloitte & Touche LLP resigned as auditor of VERT effective November 8, 2005, and PricewaterhouseCoopers LLP was appointed as the successor auditor of VERT;

     3. there have been no reservations contained in any audit report prepared by the Former Auditor in connection with its audit of the financial statements of VERT for the two most recently completed fiscal years or any period subsequent thereto; and

     4. there are no "reportable events" (as defined in Section 4.11 of National Instrument 51-102 of the Canadian securities regulatory authorities).

Dated at Calgary, Alberta, this 14 day of November, 2005.

                                              VIKING ENERGY ROYALTY TRUST
                                              by its administrator
                                              VIKING HOLDINGS INC.


                                              By:  /s/ John Zahary
                                                   ----------------------------
                                                   John Zahary
                                                   President and
                                                   Chief Executive Officer


                                              By:  /s/ Robert Fotheringham
                                                   ----------------------------
                                                   Robert Fotheringham
                                                   Vice President, Finance
                                                   and Chief Financial Officer